Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

06018569

RECEIVED
2006 NOV 17 P 1:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

8 November 2006

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
NOV 21 2006
THOMSON
FINANCIAL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Dlw 11/20

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

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7 November 2006

Best ever TAB results on Emirates Melbourne Cup day

Victorians have set a new record for wagering on today's Melbourne Cup day.

Victorian TAB figures show:

- As at 6pm, $73.42 million was wagered on all meetings on the day, compared to $67.41 million at the same time last year.
- Turnover on today's Flemington meeting reached $62.23 million - an increase from $59.27 million last year.
- Turnover on the Melbourne Cup feature race alone was $35.02 million – compared to last year's $35.59 million figure when Makybe Diva won her third Melbourne Cup.

In addition TAB Sportsbet (fixed odds betting) held $6.7 million on the Melbourne Cup nationally.

Today's strong results continue a successful Spring Racing Carnival for Tabcorp and the racing industry and follows on from the record $31.19 million wagered on last Saturday's AAMI Victoria Derby Day meeting.

"Today's Emirates Melbourne Cup day turnover result is the best ever for the TAB," said Tabcorp's Managing Director of Racing and Media Robert Nason.

"Tabcorp's wagering system was robust on the busiest day of the year. The support of Tabcorp's on-course, agency and telephone betting staff helped deliver the record day.

"Victorians are supporting the Spring Racing Carnival in record numbers and with record levels of betting. We thank our customers for supporting racing and betting with us. We will continue to work hard to service our customers even better in the future."

In a record day for the TAB:

- By 6pm, Tabcorp's telephone betting services had taken 414,000 calls – 90,000 more calls than at the same time on last Saturday's Derby Day meeting.
- Just after the running of the Melbourne Cup, there were 42,000 concurrent users on the TAB website. By 3.30pm, more than 9 million page views had been served on the website.
- 620 people worked on-course at Flemington to sell bets to punters and further 75 were at the country race meetings at Bairnsdale, Echuca, Mansfield, Mildura and Wangaratta.
- Approximately 15,000 people worked in TAB outlets across NSW and Victoria.

Across NSW and Victoria, $130.32 million was bet on today's Flemington meeting, compared to $128.56 million in 2005.

For further information please call
Nicholas Tzaferis
Tel: 03 9868 2529 or 0400 028 110

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2505
Fax 61 3 9868 2639
www.tabcorp.com.au

TAB

Tabcorp
the bigger better game

* * * * * * * *

7 November 2006

Strong Emirates Melbourne Cup day for TAB

As at 6pm today, New South Wales customers wagered $86.5 million with the TAB on Melbourne Cup day.

On the busiest day of the year for the TAB:

- By 6pm, Tabcorp's NSW-based telephone betting services had taken 414,000 calls – 90,000 more calls than at the same time on last Saturday's Derby Day meeting.
- Just after the running of the Melbourne Cup, there were 42,000 concurrent users on the TAB website. By 3.30pm, more than 9 million page views had been served on the website.
- 335 people worked on-course to sell bets at Randwick and Rosehill, while a further 350 operators worked at the many country race meetings across NSW.
- Approximately 15,000 people worked in TAB outlets across NSW and Victoria.

"Melbourne Cup day is the busiest day of the year for the NSW TAB," said Tabcorp's Managing Director of Racing and Media, Robert Nason.

"Tabcorp's wagering system was robust on the busiest day of the year. The support of Tabcorp's on-course, agency and telephone betting staff helped contribute to the successful day.

"We thank our NSW customers for supporting racing and betting with us. We will continue to work hard to service our customers even better in the future."

NSW TAB figures show:

- Turnover on today's Flemington meeting reached $68.1 million compared to $69.3 million in 2005.
- Turnover on the Melbourne Cup feature race alone was $53.1 million compared to last year's $55.6 million figure when Makybe Diva won her third Melbourne Cup.

In addition TAB Sportsbet (fixed odds betting) held $6.7 million on the Melbourne Cup nationally.

Today's strong results continue a successful Spring Racing Carnival for Tabcorp and the racing industry.

Across NSW and Victoria, $130.32 million was bet on today's Flemington meeting, compared to $128.56 million in 2005.

For further information please call
Nicholas Tzaferis
Tel: 03 9868 2529 or 0400 028 110

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au